File No. 812-_____

UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 (THE “1940 ACT”) FOR AN ORDER OF
EXEMPTION FROM CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940
ACT AND RULE 18f-2 UNDER THE 1940 ACT

FRANKLIN TEMPLETON INTERNATIONAL TRUST
FRANKLIN ADVISERS, INC.

One Franklin Parkway
San Mateo, California 94403-1906

Please send all communications, notices and orders to:

Bruce G. Leto, Esq.
Alison M. Fuller, Esq.
Stradley Ronon Stevens & Young LLP
2600 One Commerce Square
Philadelphia, Pennsylvania 19103-7098
(215)-564-8115, BLeto@stradley.com
(202)-419-8412, AFuller@stradley.com

Copies to:

Craig S. Tyle, Esq.
Franklin Templeton Investments
One Franklin Parkway
San Mateo, California 94403-1906

On May 4, 2011

This Application (including exhibits) consists of 38 pages.
the exhibit index appears on page 34.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

IN THE MATTER OF Franklin Templeton International Trust, Franklin Advisers, Inc. One Franklin Parkway San Mateo, California 94403-1906	: : : : : : : : : : : : : : : : :: : : : : : : : : : : : : : : :
APPLICATION PURSUANT TO
SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940  (THE “1940
ACT”) FOR AN ORDER OF
EXEMPTION FROM CERTAIN
PROVISIONS OF SECTION 15(a) OF
THE 1940 ACT AND RULE 18f-2
UNDER THE 1940 ACT

Investment Company Act of 1940
File No. 812–_____

2 of 38

I.  INTRODUCTION

The Franklin Templeton International Trust (the “Trust”), a registered open-end investment company, on behalf of the Franklin World Perspectives Fund (the “Fund”), a series of the Trust, and Franklin Advisers, Inc., the investment manager to the Fund (the “Manager”1 and together with the Trust and the Fund, the “Applicants”), hereby file this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”).

Applicants request an order exempting Applicants from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act to permit the Manager, subject to the approval of the board of trustees of the Trust (the “Board”), including a majority of those persons who are not “interested persons” of the Fund or the Manager as defined in Section 2(a)(19) of the 1940 Act (the “Independent Board Members”), to: (i) select certain affiliated investment Sub-Advisers to manage all or a portion of the assets of the Fund and enter into investment sub-advisory agreements with the affiliated sub-advisers (each, a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the sub-advisers, each without obtaining shareholder approval.

Applicants request that the relief sought herein apply to the named Applicants, as well as to any existing or future series of the Trust and any other existing or future

1
Applicants also request that the requested order apply to the Manager’s successors in interest.  A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

3 of 38

registered open-end management investment company or series thereof that is advised by the Manager, and, pursuant to an investment management agreement (an “Investment Management Agreement”), uses the multi-manager structure described in this Application, and complies with the terms and conditions set forth herein (“Subadvised Series”).2

Applicants request that the relief sought herein apply to any investment manager to a Subadvised Series that now or in the future is registered as an investment adviser with the SEC, that is directly or indirectly, wholly or majority owned by Franklin Resources, Inc. (“Franklin Resources”) and that uses the multi-manager structure described in this Application consistent with the terms and conditions set forth herein (each, also a “Manager”).

Applicants request that the relief sought herein apply to any existing or future sub-adviser that will serve as a sub-adviser to a Subadvised Series under a Sub-Advisory Agreement and is an affiliated person of Franklin Resources or a Subadvised Series, except to the extent that an affiliation arises solely because the sub-advisor serves as a sub-advisor to a Subadvised Series (each, an “Affiliated Sub-Adviser”).3  All registered

2
Applicants also request that the requested order apply to the Fund’s successors in interest.  A successor in interest is limited to entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

3	Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

4 of 38

open-end investment companies that currently intend to rely on the requested order are named as Applicants.  Any Manager that currently intends to rely on the requested order is named as an Applicant.  All series that currently are, or that currently intend to be, Subadvised Series are identified in the Application.  Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

Applicants are seeking this exemption primarily to enable the Manager and the Board to obtain for the Subadvised Series the services of one or more Affiliated Sub-Advisers believed by the Manager and the Board to be particularly well suited to manage all or a portion of the assets of the Subadvised Series, and to make material amendments to Sub-Advisory Agreements believed by the Manager and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements.  Under this structure, the Manager, in its capacity as investment adviser, evaluates, allocates assets to and oversees the Affiliated Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the relevant Board, at all times subject to the authority of the Board.  This structure is commonly referred to as a “multi-manager” structure.

If the relief sought is granted, the Manager, with the approval of the Board, including a majority of the members of the Board who are Independent Board Members, would on behalf of the Subadvised Series, without obtaining shareholder approval, be permitted to (i) hire an Affiliated Sub-Adviser; (ii) terminate an Affiliated Sub-Adviser and hire one or more other Affiliated Sub-Advisers; and (iii) materially amend Sub-Advisory Agreements.

5 of 38

For the reasons discussed below, Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the Subadvised Series would be negatively impacted without the requested relief because of delays in hiring or replacing Affiliated Sub-Advisers and costs associated with the proxy solicitation to approve new or amended Sub-Advisory Agreements.

II.  THE TRUST

As described below, the Trust is registered as an open-end management investment company under the Act.  The Trust is a Delaware statutory trust, and it currently has three (3) series of shares.  Under applicable state law and the Trust’s Agreement and Declaration of Trust, as amended and restated to date, the Trust is managed under the direction of its Board of Trustees.  The Board currently consists of nine (9) Board members, of which seven (7) are Independent Board Members.  The Manager serves as “investment adviser” to the Fund, as that term is defined in section 2(a)(20) of the 1940 Act, pursuant to an Investment Management Agreement.

The Fund offers, pursuant to Rule 18f-3 under the 1940 Act, four (4) different classes of shares that are subject to different expenses, including differing fees paid in accordance with Rule 12b-1 under the 1940 Act, and differing front-end and back-end sales charges.  The Trust and its series are not required to hold annual shareholder meetings.  Shares of the Fund, and the other series of the Trust, that are offered to the public are offered pursuant to a registration statement filed on Form N-1A under the Securities Act of 1933, as amended.

6 of 38

III.  THE MANAGER

Franklin Advisers, Inc. (“Franklin Advisers”) is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is a direct, wholly-owned subsidiary of Franklin Resources.  Franklin Resources is a global investment management organization operating as Franklin Templeton Investments and is engaged primarily, through various subsidiaries, in providing investment management, share distribution, transfer agent and administrative services to a family of registered funds.4  Many of Franklin Resources’ subsidiaries that provide investment management services are organized under the laws of different jurisdictions for sales, client servicing and tax purposes.  Generally, the subsidiaries are wholly-owned by Franklin Resources, although Franklin Resources has in the past and may in the future directly or indirectly acquire significant ownership interests in other SEC-registered investment advisers, that is, interests equal to or exceeding 5% of the outstanding voting interests of the entity.  SEC registered investment advisers that are thus “affiliated persons”5 of Franklin Resources or a Subadvised Series are referred to collectively as “Management Subsidiaries.”

This application contemplates that, in the future, a Management Subsidiary that now or in the future is, directly or indirectly, wholly- or majority-owned by Franklin Resources could serve as a Manager of a Subadvised Series and as an Affiliated Sub-Adviser of a Subadvised Series.  A Management Subsidiary for which Franklin

4
Franklin Resources does not directly or indirectly engage in the business of advising others as to the advisability of investing in, purchasing, or selling securities, or otherwise act as an investment manager, and thus is not registered with the Commission as an investment adviser.

5	See supra footnote 3, defining “affiliated person.”

7 of 38

Resources directly or indirectly owns lesser interests, however, could serve only as an Affiliated-Subadviser of a Subadvised Series.

Franklin Resources operates the Management Subsidiaries that it wholly owns on a unified basis.  For example, those Management Subsidiaries generally share order management systems, investment operations support and many compliance policies and procedures.  While each Management Subsidiary has its own personnel and resources, including portfolio managers and analysts, and offers specialized management services to clients, the Management Subsidiaries that are wholly-owned by Franklin Resources generally share support personnel such as with respect to tax, legal and accounting matters.

The Manager serves as the investment manager for the Fund pursuant to an Investment Management Agreement with the Trust on behalf of the Fund.  The Investment Management Agreement for the Fund was approved by the Board, including a majority of the Independent Board Members, and by the initial shareholder of the Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.  The terms of the Investment Management Agreement comply with Section 15(a) of the 1940 Act.  Each other Investment Management Agreement relating to any future Subadvised Series will comply with Section 15(a) of the 1940 Act and will be similarly approved.6  Applicants are not seeking an exemption from the 1940 Act with respect to the Investment Management Agreements.  Pursuant to the terms of the Investment Management Agreement, the Manager, subject to the supervision of the

6
Approval of the shareholders of any future Subadvised Series will be obtained consistent with Section 15(a) of the 1940 Act prior to reliance on the requested relief insofar as the Subadvised Series’ initial shareholder has not made those approvals.

8 of 38

Board, has the authority to provide continuous investment management of the assets of the Fund.  As the investment manager to the Fund, the Manager determines the securities and other instruments to be purchased, sold or entered into by the Fund and places orders with brokers or dealers selected by the Manager.  The Manager also has the authority to determine what portion of the Fund’s portfolio will be invested in securities and other assets and what portion, if any, will be held uninvested in cash or cash equivalents.  The Manager periodically reviews the Fund’s investment policies and strategies and based on the need of the Fund may recommend changes to the investment policies and strategies of the Fund for consideration by the Board.

Consistent with the terms of the Investment Management Agreement, the Manager has, subject to the approval of the Board, including a majority of the Independent Board Members and the initial shareholder of the Fund, delegated portfolio management responsibilities of a portion of the assets of the Fund to a number of Affiliated Sub-Advisers.7  In accordance with the Investment Management Agreement, the Manager supervises each Affiliated Sub-Adviser in its performance of its duties with a view to preventing violations of the federal securities laws.  The Manager continues to have overall responsibility for the management and investment of the assets of the Fund, and the Manager’s responsibilities include, for example, recommending the removal or replacement of Affiliated Sub-Advisers, and determining the portion of the Fund’s assets to be managed by any given Affiliated Sub-Adviser and reallocating those assets as

7
Franklin Advisers provides direct investment management services for the Fund with respect to U.S. securities investments and all other assets of the Fund that are not managed by specific Affiliated Sub-Advisers.  In the future, a Manager may use the services of one or more Affiliated Sub-Advisers to manage all of the assets of a Subadvised Series.

9 of 38

necessary from time to time.8  The Manager evaluates, selects and recommends Affiliated Sub-Advisers to manage the assets (or a portion thereof) of the Fund and oversees, monitors and reviews the Affiliated Sub-Advisers and their performance and their compliance with the Fund’s investment policies and restrictions.

For its services to the Fund under the Investment Management Agreement, the Manager receives an investment management fee from the Fund based on the average net assets of the Fund.9  Each Affiliated Sub-Adviser, in turn, receives an investment management fee that is calculated on the basis of the total assets of the Fund.10  In the future, a Manager and/or an Affiliated Sub-Adviser may receive an investment management fee calculated on a different basis.  For example, a Manager or an Affiliated Sub-Adviser may receive an investment management fee that is based on the investment management performance of the Subadvised Series (or, in the case of an Affiliated Sub-Adviser, of the portion of the Subadvised Series that it manages) over a particular period compared to a benchmark.  Alternatively, an Affiliated Sub-Adviser may receive an investment management fee based on a percentage of the fee received by the Manager or based on a percentage of the average net assets managed by that Affiliated Sub-Adviser.  (No such alternative compensation arrangement is presently contemplated.)  Any fee paid

8
At this time, each Affiliated Sub-Adviser provides investment advice and analysis regarding its Assigned Region (as defined below) and manages that portion of the Fund's assets allocated to it from time to time by the Manager.

9	The Manager also receives an administrative services fee pursuant to a separate Administrative Services Agreement with the Fund.

10
As explained in more detail below, each Affiliated Sub-Adviser’s fee is equal to that percentage of the Fund’s average net assets that equals the percentage of the MSCI All Country World Plus Frontier Markets Index that is represented by the particular geographic region that has been assigned to the Affiliated Sub-Adviser, as that percentage may change from time to time, multiplied by a specified annual fee rate.

10 of 38

to an Affiliated Sub-Adviser will be approved by the Board for that Subadvised Series, including a majority of the Independent Board Members.

IV.  THE AFFILIATED SUB-ADVISERS

Pursuant to the authority under the Investment Management Agreement, Franklin Advisers has entered into Sub-Advisory Agreements with the following Affiliated Sub-Advisers on behalf of the Fund:

•	Franklin Templeton Investmentos (Brasil) Ltda (FT Brazil). FT Brasil is a wholly-owned indirect subsidiary of Franklin Resources.

•	Franklin Templeton Investment Corp. (FTIC). FTIC is a wholly-owned indirect subsidiary of Franklin Resources.

•	Franklin Templeton Investment Management Limited (FTIML). FTIML is a wholly-owned indirect subsidiary of Franklin Resources.

•	Franklin Templeton Asset Management (India) Private Limited (FT India). FT India is a wholly-owned indirect subsidiary of Franklin Resources.

•	Franklin Templeton Investment Trust Management Co., Ltd. (FT Korea). FT Korea is a wholly-owned indirect subsidiary of Franklin Resources.

•	Franklin Templeton Investments Japan Limited (FT Japan). FT Japan is a wholly-owned indirect subsidiary of Franklin Resources.

Franklin Resources has overall responsibility for the corporate affairs of each of the Affiliated Sub-Advisers identified above, and generally must approve certain actions by each that would materially affect the operations of Franklin Resources. 11

The Manager may also, in the future, enter into other Sub-Advisory Agreements on behalf of the Fund or other Subadvised Series.  The Affiliated Sub-Advisers are, and

11
In general, the degree of responsibility of Franklin Resources for the corporate affairs of any future Affiliated Sub-Adviser of a Subadvised Series will depend on Franklin Resources’ level of direct or indirect ownership of the Affiliated Sub-Adviser.

11 of 38

any future Affiliated Sub-Advisers will be, “investment advisers” to the Subadvised Series within the meaning of Section 2(a)(20) of the 1940 Act and provide, or will provide, investment management services to the Subadvised Series subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act.  In addition, the Affiliated Sub-Advisers are, and any future Sub-Advisers will be, registered with the Commission as investment advisers under the Advisers Act.  The Manager selects Affiliated Sub-Advisers based on the Manager’s evaluation of the Affiliated Sub-Advisers’ skills in managing assets pursuant to particular investment styles and investment expertise, and recommends their hiring to the Board.  The Manager has allocated the Fund’s assets among the Sub-Advisers and the Sub-Advisers have management oversight of that portion of the Subadvised Series allocated to each of them.  In the future, the Manager may employ a single Affiliated Sub-Adviser for a Subadvised Series.

The Manager will engage in an on-going analysis of the continued advisability of retaining an Affiliated Sub-Adviser and will make recommendations to the Board as needed.  The Manager will also negotiate and renegotiate the terms of the Affiliated Sub-Advisory Agreements with the Affiliated Sub-Advisers, including the fees paid to the Affiliated Sub-Advisers, and will make recommendations to the Board, as needed.

The Affiliated Sub-Advisers, subject to the supervision of the Manager and oversight of the Board, determine the securities and other instruments to be purchased, sold or entered into by a Subadvised Series’ portfolio or a portion thereof, and place

12 of 38

orders with brokers or dealers that they select.12  The Affiliated Sub-Advisers will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Subadvised Series and will assist the Manager to maintain the Subadvised Series’ compliance with the relevant requirements of the 1940 Act.  The Affiliated Sub-Advisers monitor the relevant Subadvised Series’ investments and provide periodic reports to the Board and the Manager.  The Affiliated Sub-Advisers also make their officers and employees available to the Manager and the Board in order to review the investment performance and investment policies of the Subadvised Series.

The Sub-Advisory Agreements were approved by the Board, including a majority of the Independent Board Members and the initial shareholder of the Fund, in accordance with Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The terms of each Sub-Advisory Agreement comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Sub-Advisory Agreement precisely describes the compensation that the Affiliated Sub-Adviser will receive for providing services to the Fund, and generally provides that: (1) it will continue in effect for more than two years after the effective date of the agreement only so long as such continuance is specifically approved at least annually by the Board at the times and manner required by Section 15(c) of the 1940 Act; (2) it may be terminated at any time, without the payment of any penalty, by the Manager, the Board or by the shareholders of the Fund on sixty days written notice to the Sub-Adviser; and (3) it will terminate automatically in the event of its “assignment,” as

12
At this time, however, FT India provides advice with respect to the Fund on a non-discretionary basis due to Indian regulatory requirements.  The Manager places orders with brokers or dealers to effect FT India’s recommendations.  In the future, it is possible that other Affiliated Sub-Advisers would provide research, analysis and/or investment recommendations without actually executing trades or having investment discretion.

13 of 38

defined in Section 2(a)(4) of the 1940 Act.  To the extent required by law, the Applicants will continue the shareholder approval process for Sub-Advisory Agreements until such time as the Commission grants exemptive relief to the Applicants.  The Sub-Advisory Agreements set forth the duties of the Affiliated Sub-Advisers and precisely describe the compensation paid by the Manager to the Affiliated Sub-Advisers.

Within two years after the effectiveness of each Sub-Advisory Agreement, the terms of the Sub-Advisory Agreements will be reviewed and renewed thereafter on an annual basis by the Board, including a majority of the Independent Board Members in accordance with Section 15(c) of the 1940 Act.  The Board’s practice with respect to other existing series of the Trust has been to dedicate, each year, substantial time to review contract matters, including matters relating to the investment management agreements of each series.  Over the course of several months, the Board reviews comprehensive materials received from the investment manager of the series, independent third parties and independent counsel.  The Applicants will apply that annual review and renewal process for the Sub-Advisory Agreements in accordance with the 1940 Act.

The Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval of the Investment Management Agreement and the Sub-Advisory Agreements will be available in the Fund’s semi-annual report to shareholders for the relevant period as required by Item 10(a)(1)(iii) of Form N-1A.  The information provided to the Board is maintained as part of the records of the advised Series pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

14 of 38

Pursuant to the Sub-Advisory Agreements with respect to the Fund, the Manager agrees to pay the Affiliated Sub-Advisers an asset-based fee.  With respect to the Fund, the Manager compensates each Affiliated Sub-Adviser for providing investment advice and analysis regarding investments in that Sub-Adviser’s assigned geographic region (the “Assigned Region”) and for managing that portion of the Fund’s assets allocated to it from time to time by the Manager.  Each Affiliated Sub-Adviser’s fee is equal to that percentage of the Fund’s average net assets that equals the percentage of the MSCI All Country World Plus Frontier Markets Index that is represented by the Affiliated Sub-Adviser’s Assigned Region, as that percentage may change from time to time, multiplied by the following annual fee rate:

•	FT India: 0.75%

•	FT Brazil: 0.75%

•	FTIML: 0.50%

•	FT Japan: 0.60%

•	FT Korea: 0.60%

•	FTIC: 0.50%

For example, if an Affiliated Sub-Adviser’s Assigned Region currently reflects 10% of the index, then the annual fee paid to the Affiliated Sub-Adviser would be 10% of the Fund’s average net assets multiplied by the Sub-Adviser’s applicable annual fee rate.  Each Affiliated Sub-Adviser bears its own expenses of providing investment management services to the relevant Fund.  Neither the Trust nor the Fund is responsible for paying Sub-Advisory fees to any Affiliated Sub-Adviser.  The Manager will compensate each Affiliated Sub-Adviser out of the fee paid to the Manager under the Investment Management Agreement.

V. REQUEST FOR EXEMPTIVE RELIEF

15 of 38

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  Applicants believe that the requested relief described in this Application meets this standard.

VI. LEGAL ANALYSIS AND DISCUSSION
a.           Shareholder Vote

i.           Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”  Rule 18f-2(a) under the 1940 Act states that any “matter required to be submitted…to the holders of the outstanding voting securities of a series company shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding voting securities of each class or series of stock affected by such matter.”  Further, Rule 18f-2(c)(1) under the 1940 Act provides that a vote to approve an investment advisory contract required by Section 15(a) of the 1940 Act “shall be deemed to be effectively acted upon with respect to any class or series of securities of such registered investment

16 of 38

company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person, who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company.  Consequently, the Affiliated Sub-Advisers are deemed to be within the definition of an “investment adviser” and therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Investment Management Agreements.

Taken together, Section 15(a) of the 1940 Act and Rule 18f-2 require a majority of the outstanding voting securities of a Subadvised Series to approve Affiliated Sub-Advisory Agreements whenever the Manager proposes to the applicable Board to hire new Affiliated Sub-Advisers to manage the assets of a Subadvised Series.  These provisions would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

Each Sub-Advisory Agreement must precisely describe all compensation to be paid thereunder and provide for its termination without penalty by the applicable Board on not more than 60 days notice.13  In addition, the Sub-Advisory Agreements are

13	See Section 15(a)(3) of the 1940 Act.

17 of 38

required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.14

Rule 2a-6 under the 1940 Act provides an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company.  As a general matter, the Applicants believe that Rule 2a-6 under the 1940 Act may not in all circumstances provide a safe harbor to recommend, hire and terminate Affiliated Sub-Advisers.  Each Affiliated Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel.  Therefore, in certain instances appointing certain Affiliated Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.15

ii.           Requested Relief

Applicants seek relief to (i) select Affiliated Sub-Advisers to manage all or a portion of the assets of a Subadvised Series and enter into Subadvisory Agreements and (ii) materially amend Sub-Advisory Agreements with the Affiliated Sub-Advisers, each subject to the approval of the applicable Board, including a majority of the Independent Board Members, without obtaining shareholder approval required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  The Applicants believe that the relief sought

14	See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

15
Applicants also do not believe that the guidance offered by the Commission in no-action letters would apply to every instance of appointing an Affiliated Sub-Adviser.  Specifically, the Manager will generally not have the same level of ownership in an Affiliated Sub-Adviser as suggested in the guidance issued by the staff of the Commission.  See Wells Fargo Bank N.A. (pub. avail. March 31, 1998).  See also American Express Financial Corporation (pub. avail. November 17, 1998).

18 of 38

should be granted by the Commission because: (1) the Manager intends to operate the Subadvised Series in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Subadvised Series to operate in a less costly and more efficient manner; and (3) the Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including conditions designed to ensure that shareholder interests are adequately protected through Board oversight.

1.           Operations of the Trust

Section 15(a) was designed to protect the interest and expectations of a registered investment company’s shareholders by requiring that they approve investment advisory contracts, including Sub-Advisory contracts.16  Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.17 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions.  The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers.  Alternatively for multi-manager funds, the investment

16	See Section 1(b)(6) of the 1940 Act.

17	Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

19 of 38

adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, supervises, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.18

Primary responsibility for management of a Subadvised Series’ assets, including the selection and supervision of the Affiliated Sub-Advisers, is vested in the Manager, subject to the oversight of the applicable Board.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Affiliated Sub-Advisers in the Manager in light of the management structure of the Subadvised Series, as well as the shareholders’ expectation that the Manager is in possession of information necessary to select the most appropriate Affiliated Sub-Advisers.  The Manager has the requisite expertise to evaluate, select and supervise the Affiliated Sub-Advisers.  Also, the Manager has the capacity to and makes day-to-day investment decisions for a portion of the Fund’s assets.

From the perspective of the shareholder, the role of the Affiliated Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company.  The individual portfolio managers and the Affiliated Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Subadvised Series’ investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Subadvised Series.  Shareholders expect the Manager, subject to review and

18
In the case of the Fund, however, personnel of the Manager are responsible for day-to-day investment decisions relating to a portion of the Fund’s assets while the Affiliated Sub-Advisers may make investment decisions relating to a different portion of the Fund’s assets subject to the general supervision of the Manager.

20 of 38

approval of the applicable Board, to select the Affiliated Sub-Advisers who are in the best position to achieve the Subadvised Series’ investment objective.  Shareholders also rely on the Manager for the overall management of a Subadvised Series and the Subadvised Series’ total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Manager and each Affiliated Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Management Agreement and the Sub-Advisory Agreements.  The information that is provided to the Board will be maintained as part of the records of the Subadvised Series in accordance with the applicable record keeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

The Manager and the relevant Board considers the reasonableness of the Affiliated Sub-Adviser’s compensation with respect to each Subadvised Series for which the Affiliated Sub-Adviser will provide portfolio management services. Although only the Manager’s fee is payable directly by a Subadvised Series, and the Affiliated Sub-Adviser’s fee is payable by the Manager, the Affiliated Sub-Adviser’s fee directly bears on the amount and reasonableness of the Manager’s fee payable by a Subadvised Series.  Accordingly, the Manager and the relevant Board will analyze the fees paid to Affiliated Sub-Advisers in evaluating the reasonableness of the overall arrangements, consistent with the requirements of Section 15(c) of the 1940 Act.  Specifically, the Manager and the Board will follow the same process for the Sub-Advisory Agreements that they follow for the Investment Management Agreement, and will generally consider

21 of 38

the same kinds of information for the Sub-Advisory Agreements that they consider for the Investment Management Agreements.

2.           Lack of Economic Incentives

With respect to the relief sought herein, the Applicants believe that no conflict of interest or opportunity for self-dealing would arise under the terms and conditions of this Application.  The Applicants also believe that no economic incentive exists for the Manager to select a particular Affiliated Sub-Adviser to manage all or a portion of the assets of a Subadvised Series.19  As noted above, no Subadvised Series will be responsible for compensating an Affiliated Sub-Adviser.  The Manager will receive a management fee pursuant to the Investment Management Agreement, which has been approved by the Board, including a majority of the Independent Board Members, and the shareholders of the relevant Subadvised Series.  The Manager is responsible, pursuant to the Investment Management Agreement, for paying the Affiliated Sub-Adviser from the management fee it is paid by the Subadvised Series.

Even if the Manager had an economic incentive, it would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application.  In particular, the Board will be required pursuant to the terms of this Application to make a separate finding, reflected in the Board minutes, that the Manager’s selection of an Affiliated Sub-Adviser to manage all or a portion of the assets

19
Specifically, the Manager would not have any economic incentive to replace one Affiliated Sub-Adviser with another Affiliated Sub-Adviser because Franklin Resources will have a direct or indirect ownership interest in each Affiliated Sub-Adviser (or its parent company) and any recommendation by the Manager of a new Affiliated Sub-Adviser for the Fund would be based on the need to access expertise that the Manager (or an existing Affiliated Sub-Adviser) did not have.

22 of 38

of a Subadvised Series is in the best interests of the Subadvised Series and its shareholders.

3.           Benefits to Shareholders

If a new Affiliated Sub-Adviser was retained by the Manager on behalf of a Subadvised Series today, the shareholders of the Subadvised Series generally would be required to approve the Sub-Advisory Agreement.  Similarly, if existing Sub-Advisory Agreements are amended in any material respect, approval by the shareholders of the affected Subadvised Series would be required.  Moreover, if a Sub-Advisory Agreement was “assigned” as a result of a change in control of the Affiliated Sub-Adviser, the shareholders of the affected Subadvised Series would be required to approve retaining the existing Affiliated Sub-Adviser.20  In all these instances the need for shareholder approval requires the Subadvised Series to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Subadvised Series, and generally necessitates the retention of a proxy solicitor.  This process is time-intensive, expensive and slow, and, potentially harmful to the Subadvised Series and its shareholders if, for instance, access to the expertise of a particular Affiliated Sub-Adviser must be delayed.

20
The relief requested in this Application would extend to any Sub-Advisory Agreement that was entered into for a Subadvised Series in accordance with the terms of this Application, upon any change in control of an Affiliated Sub-Adviser.  For example, the relief would extend to any Sub-Advisory Agreement when the Affiliated Sub-Adviser no longer was directly or indirectly wholly-owned or majority-owned by Franklin Resources, or if Franklin Resources no longer directly or indirectly owned 5% or more of the outstanding voting securities of the Sub-Adviser.   As another example, the relief would extend to any Sub-Advisory Agreement when the Affiliated Sub-Adviser experienced a change in control because Franklin Resources increased its ownership interest in the Affiliated Sub-Adviser to a controlling interest.  In those circumstances, the Manager would re-evaluate the Sub-Adviser and make a recommendation to the applicable Board concerning whether to retain the Sub-Adviser’s services for the Subadvised Series.

23 of 38

As noted above, shareholders investing in a Subadvised Series that has Affiliated Sub-Advisers are effectively hiring the Manager to manage the Subadvised Series’ assets by overseeing, monitoring and evaluating the Affiliated Sub-Advisers rather than by the Manager hiring its own employees to manage the Subadvised Series.  Applicants believe that permitting the Manager to perform the duties for which the shareholders of the Subadvised Series are paying the Manager – the selection, supervision and evaluation of the Sub-Advisers – without incurring unnecessary delays or expenses is appropriate in the interest of the Subadvised Series’ shareholders and will allow such Subadvised Series to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), the Subadvised Series will be able to replace Affiliated Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Board Members, and the Manager believe that a change would benefit a Subadvised Series and its shareholders.  Without the requested relief, a Subadvised Series may, for example, be unable to access, in a timely and cost-effective manner, the investment expertise that is necessary to seek to achieve its investment objectives.

If the relief requested is granted, each Investment Management Agreement will continue to be fully subject to Section 15(a) of, and Rule 18f-2 under, the 1940 Act.  Moreover, the relevant Board will consider the Investment Management Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid by the Manager to each Affiliated Sub-Adviser.

24 of 38

4.           Shareholder Notification

The prospectus and statement of additional information for each Subadvised Series will include all information required by Form N-1A concerning the Sub-Advisers.  If new Affiliated Sub-Advisers are retained or Sub-Advisory Agreements are materially amended, the Subadvised Series’ prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933, as amended (the “Securities Act”).

If new Affiliated Sub-Advisers are hired, the Subadvised Series would furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), within 90 days after entering into the Sub-Advisory Agreement with the new Affiliated Sub-Adviser.  A Subadvised Series will send shareholders the Notice of Internet Availability of Proxy Materials as described in Rule 14a-16 under the Exchange Act (the “Notice”), or will comply with the full set delivery option set forth in Rule 14a-16(n) under the Exchange Act, within 90 days after the hiring of new Affiliated Sub-Advisers.  A Subadvised Series will maintain all materials required under Rule 14a-16(b) on a web-site for 90 days after the Notice and/or full set are first sent to shareholders.  The Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A of the Exchange Act.21  In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to

21
Because the requested order will permit Applicants to provide the Information Statement to shareholders and to post the required information on a website after the hiring of a new Affiliated Sub-Adviser, the Information Statement will not adhere to the timing requirements in Rule 14a-16 and Rule 14c-2 under the Exchange Act.  The Notice will state the time period during which the Information Statement will remain available on the website.  The Notice will also summarize the relevant information about the new Affiliated Sub-Adviser.

25 of 38

shareholders than the proposed Information Statement.  Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Subadvised Series relying on the requested relief in this Application, the Board, including its Independent Board Members, will have approved its operations as described herein.  Additionally, the shareholders of any Subadvised Series have approved, or will approve, its operation as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act.22  The Fund has included disclosure in its statement of additional information that (i) the Board and shareholders have adopted such a sub-adviser approval policy; (ii) the sub-adviser approval policy permits the Manager, subject to the approval of the Board, including a majority of the Independent Board Members, to terminate existing Affiliated Sub-Advisers and hire Affiliated Sub-Advisers and materially amend existing Sub-Advisory Agreements, without obtaining shareholder approval; and (iii) certain conditions would be imposed in the future within an exemptive order granted by the Commission or rules adopted by the Commission. In the case of any new Subadvised Series that has not yet offered its shares, and whose shareholders purchase shares on the basis of a prospectus containing disclosures to the effect that the relief is being sought, or has been obtained, from the Commission, only the approval of the initial shareholder will be obtained.

b.           Precedent

22	Prior to the public offering its shares, the Fund obtained the approval of its sole initial shareholder to the sub-adviser approval policy.

26 of 38

Applicants note that very similar exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 for non-Affiliated Sub-Advisers have been granted previously by the Commission.  See, e.g., Embarcadero Funds, Inc., et al., Investment Company Release Nos. 28769 (June 22, 2009) (notice) and 28820 (July 20, 2009) (order) (“Embarcadero”); Trust for Professional Managers and Ascentia Capital Partners, LLC, Investment Company Act Release Nos. 28382 (September 19, 2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (August 25, 2008) (notice) and 28385 (September 22, 2008) (order) (“Aberdeen”).

The relief sought herein with respect to the inclusion of disclosure regarding the multi-manager structure in a Subadvised Series’ prospectus, in circumstances where the shareholders of the Subadvised Series previously approved the multi-manager structure, is similar to relief previously granted by the Commission.  See, e.g., Fidelity Concord Street Trust, et al., Investment Company Release Nos. 25740 (September 23, 2002) (notice) and 25770 (October 16, 2002) (order).  For the reasons set forth above, the Applicants believe that the relief sought with respect to the inclusion of disclosure regarding the multi-manager structure in a Subadvised Series’ prospectus would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.

In addition, the relief sought herein with respect to Affiliated Sub-Advisers is similar to relief that was previously granted by the Commission.  See PIMCO Funds:

27 of 38

Multi-Manager Series, et al., Investment Company Act Release Nos. 24558 (July 17, 2000) (Notice) and 24597 (August 14, 2000) (Order) (“PIMCO Funds”). 23  For the reasons set forth above, the Applicants believe that the relief sought with respect to Affiliated Sub-Advisers, regardless of the nature of the affiliation between the Affiliated Sub-Advisers and the Manager, would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act and rules thereunder.  Further, Applicants believe that the Manager would not be able to act to the detriment of the shareholders of the Subadvised Series because of the conditions set forth in this Application.

VII. CONDITIONS
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.
Before a Subadvised Series may rely on the order requested in the Application, the operation of the Subadvised Series in the manner described in this Application, including the hiring of Affiliated Sub-Advisors, will be approved by a majority of the Subadvised Series’ outstanding voting securities as defined in the 1940 Act, or, in the case of a new Subadvised Series whose public

23
The PIMCO order allowed for a multi-manager structure that involved an investment adviser and its wholly-owned subsidiaries acting as subadvisers.  Subsequent no-action relief that was provided by the SEC staff essentially modified the PIMCO order to allow for a multi-manager structure that involved an investment adviser and its “sister” subsidiaries acting as subadvisers (that is, the investment adviser and subadvisers were subsidiaries of the same parent company).  (See PIMCO Funds: Multi-Manager Series, et al., SEC No-Action Letter (Aug. 6, 2002), at http://sec.gov/divisions/investment/noaction/pimco080602.htm).  The relationship between the Manager and Affiliated Sub-Advisers, as described in this application, is like that described in the SEC staff no-action letter, and not the PIMCO order.  The factual differences between this application and the PIMCO order, however, do not entail any expansion of the relief that the SEC provided in the PIMCO order.

28 of 38

shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 4 below, by the sole initial shareholder before offering the Subadvised Series’ shares to the public.

2.
The Manager will provide general management services to a Subadvised Series, including overall supervisory responsibility for the general management and investment of the Subadvised Series’ assets.  Subject to review and approval of the applicable Board, the Manager will (a) set a Subadvised Series’ overall investment strategies, (b) evaluate, select, and recommend Sub-Advisors to manage all or a portion of a Subadvised Series’ assets, and (c) implement procedures reasonably designed to ensure that Affiliated  Sub-Advisors comply with a Subadvised Series’ investment objective, policies and restrictions.  Subject to review by the applicable Board, the Manager will (a) when appropriate, allocate and reallocate a Subadvised Series’ assets among multiple Affiliated Sub-Advisors, and (b) monitor and evaluate the performance of Affiliated Sub-Advisors.

3.
The Manager for each Subadvised Series will supervise each Affiliated Sub-Advisor in its performance of its duties for that Subadvised Series with a view to preventing violations of the federal securities laws.  An Investment Management Agreement will require that the Manager so supervise each Affiliated Sub-Advisor.  A Sub-Advisory Agreement, including any agreement between the Subadvised Series and an Affiliated Sub-Advisor to which the Manager may not be party, will provide that it is terminable by the Manager on not more than 60 days’ notice, without penalty at any time (in addition to

29 of 38

remaining terminable by the applicable Board and by a majority of the outstanding voting securities of the Subadvised Series, as set out in Section 15(a)(3) of the 1940 Act).
4.
The prospectus for an Affiliated Subadvised Series will: (a) disclose prominently that the Manager has ultimate responsibility (subject to the oversight of the applicable Board) to recommend the hiring and replacement of Affiliated Sub-Advisors, and that Affiliated Sub-Advisors may be hired and replaced without shareholder approval; (b) disclose and discuss the existence, substance and effect of any order granted pursuant to the Application; and (c) disclose that the Manager has the discretion to terminate any Affiliated Sub-Advisors and allocate and reallocate the Subadvised Series’ assets for management among any Affiliated Sub-Advisors and itself. A Subadvised Series will hold itself out to the public as employing the multi-manager structure described in this Application.

5.
Within 90 days after entering into a Sub-Advisory Agreement with a new Sub-Advisor, a Subadvised Series will provide its shareholders with all the information about the new Sub-Advisor that would be included in a proxy statement.  This information will include any change in disclosure caused by the engagement of the new Affiliated Sub-Advisor.  To meet this obligation, a Subadvised Series will provide shareholders within 90 days after the hiring of a new Affiliated Sub-Advisor with an Information Statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act.  A Subadvised Series will send shareholders the

30 of 38

Notice required under Rule 14a-16 under the Exchange Act, or will comply with the full set delivery option set forth in Rule 14a-16(n) under the Exchange Act, within 90 days after the hiring of the new Sub-Advisor.  A Subadvised Series will maintain all materials required under Rule 14a-16(b) on a web-site for 90 days after the Notice and/or full set are first sent to shareholders.

6.
At all times, at least a majority of the applicable Board will be Independent Board Members, and the selection and nomination of new or additional Independent Board Members will be placed within the discretion of the then-existing Independent Board Members.

7.
Independent Legal Counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Board Members. The selection of such counsel will be within the discretion of the then-existing Independent Board Members.

8.
Whenever a Sub-Advisor change is proposed for a Subadvised Series with an Affiliated Sub-Advisor, the applicable Board, including a majority of the Independent Board Members, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Subadvised Series and its shareholders and does not involve a conflict of interest from which the Manager or Affiliated Sub-Advisor derives an inappropriate advantage.

9.
Whenever an Affiliated Sub-Advisor change is proposed, if any Board Member has a financial interest in the Affiliated Sub-Advisor, the Affiliated Sub-Advisor will be approved by a majority of the applicable Board who do not

31 of 38

have a financial interest in the Affiliated Sub-Advisor.  In the case of ownership of securities, a Board Member has a financial interest if he or she has an ownership interest of 1% or more of the outstanding securities of any class of equity or debt of the Affiliated Sub-Advisor or an entity that controls, is controlled by, or is under common control with the Sub-Advisor.

10.
If any new Sub-Advisory Agreement or amendment to a Sub-Advisory Agreement would result in an increase in the rate of overall management and advisory fees payable by a Subadvised Series, that agreement or amendment will be approved by a vote of the outstanding voting securities of that Subadvised Series.

11.
In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that requested in the Application, the requested order will expire on the effective date of that rule.

VIII.  PROCEDURAL MATTERS
All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The certifications of the Applicants, including the resolutions of the Applicants authorizing the filing of this Application, required by Rule 0-2(c) under the 1940 Act are included as Exhibits A-1 through A-2 to this Application.  The verifications required by Rule 0-2(d) under the 1940 Act are included as Exhibits B-1 through B-2 to this Application.

32 of 38

Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is One Franklin Parkway, San Mateo, California 94403-1906 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the second page of this Application.

Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

IX. CONCLUSION
For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in the Application.  Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

Franklin Templeton International Trust on behalf of  Franklin World Perspectives Fund

By: /s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

Franklin Advisers, Inc.

By: /s/ Craig S. Tyle
Craig S. Tyle, Chief Legal Officer

33 of 38

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)(1)                                A-1 through A-2

Verifications of Signatures Required Pursuant to Rule 0-2(d)                 B-1 through B-2

34 of 38

EXHIBIT A-1

OFFICER’S CERTIFICATE

FRANKLIN TEMPLETON INTERNATIONAL TRUST

The undersigned, Steven Gray, Vice President and Assistant Secretary of the Franklin Templeton International Trust (the “Trust”), hereby certifies that the following is a complete, true and correct copy of the resolution duly adopted by the Board of Trustees of the Trust, regarding the Franklin World Perspectives Fund (the “New Fund”), a series of the Trust, and that such resolution has not been altered, amended or rescinded and is in full force and effect as of the date hereof:

RESOLVED, that the filing with the SEC [of] an application for exemptive relief for the New Fund under §§ 6(c) and 15 of the 1940 Act, any rules thereunder and Rule 18f-2 to operate in a Manager of Managers structure, be and it hereby is, approved; and

FURTHER RESOLVED, that the appropriate officers of FTIT be, and each hereby is, authorized and directed to take any and all actions necessary or appropriate to carry out the intent and purposes of the foregoing resolutions.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Trust as of this 4th day of May, 2011.

/s/ Steven Gray
Steven Gray, Vice President and Assistant
Secretary

35 of 38

EXHIBIT A-2

OFFICER’S CERTIFICATE

FRANKLIN ADVISERS, INC.

The undersigned, Craig S. Tyle, Chief Legal Officer of Franklin Advisers, Inc. (the “Company”), hereby certifies that the following is a copy of an Action By Written Consent of the Board of Directors of the Company, duly adopted by the Board of Directors of the Company, and that such votes remain in full force and effect as of the date hereof:

RESOLVED, that the officers of the Company be and each of them hereby is authorized and instructed to prepare, or cause to be prepared, and to execute and file with the Securities and Exchange Commission (“SEC”), in consultation with counsel, one or more applications, and any additional amendments, for exemptive relief from any provision of the Investment Company Act of 1940 (the “1940 Act”), and the rules thereunder, including but not limited to Section 15(a) and Rule 18f-2, that is deemed necessary or appropriate by the officers of the Company, to maximize the ability and flexibility of the Company to serve as investment manager for any registered investment company within the Franklin Templeton Family of Funds in a manager of mangers structure, whereby, among other things, the shareholders of the fund would not be called upon to vote to approve investment subadvisory agreements, or amendments thereto, involving the provision of investment management services to a fund by affiliated persons of Franklin Resources, Inc., acting as subadvisers to the fund; and

FURTHER RESOLVED, that the appropriate officers of the Company, and each of them hereby is, authorized and directed to take any and all actions which each of them, in his or her sole discretion, deems necessary and appropriate to carry out the intent and purposes of the foregoing resolution.

IN WITNESS WHEREOF, I have signed this Certificate on behalf of the Company as of this 4th day of May, 2011.

/s/ Craig S. Tyle
                                                                                                Craig S. Tyle, Chief Legal Officer

36 of 38

Exhibit B-l

Rule 0-2(d)

VERIFICATION

STATE OF CALIFORNIA    )

                                                  )

COUNTY OF SAN MATEO )

The undersigned, states that he or she has duly executed this Application for an Exemptive Order dated May 4, 2011 for and on behalf of the Franklin Templeton International Trust, that he is the Vice President and Assistant Secretary of such company; and that all actions by trustees and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Franklin Templeton International Trust

/s/ Steven Gray
Steven Gray, Vice President and Assistant Secretary

37 of 38

Exhibit B-2

Rule 0-2(d)

VERIFICATION

STATE OF CALIFORNIA     )

                                                   )

COUNTY OF SAN MATEO )

The undersigned, states that he or she has duly executed this Application for an Exemptive Order dated May 4, 2011 for and on behalf of Franklin Advisers, Inc; that he is the Chief Legal Officer of such company; and that all actions by directors or the sole member and other persons necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Franklin Advisers, Inc.

/s/ Craig S. Tyle
Craig S. Tyle, Chief Legal Officer

38 of 38